UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F   ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Series M Debenture Offering in Israel

On February 14, 2018, Gazit-Globe Ltd. (the “Company”) published with the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) a shelf offering report for an offering of a new series of debentures— Series M, unsecured, non-convertible debentures (the “Series M Debentures”)— in Israel, and on February 15, 2018, the Company reported to the ISA and the TASE the conclusion and results of the offering (the “Offering”).

Pursuant to the Offering, the Company offered 950 million New Israeli Shekels (“NIS”) principal amount of Series M Debentures in 950,000 units of NIS 1,000 each. In accordance with customary Israeli practice and the Israeli Securities Law and regulations, the Offering was conducted via a two stage bidding process in which institutional investors and public investors submitted their bids.

Based on the results of the Offering, the Company received bids for an aggregate amount of more than NIS 1.35 billion principal amount of Series M Debentures, of which the Company accepted bids for, and will issue and sell, a total of 860,458 units of Series M Debentures for aggregate gross proceeds of approximately NIS 860.5 million (approximately US $243.2 million). The Series M Debentures will be listed for trading only on the TASE.

The outstanding principal amount of the Series M Debentures will bear interest at an annual rate equal to 2.78%, to be paid on a semi-annual basis (on June 30 and December 31 of the years 2018 through 2028, with one final interest payment on June 30, 2028). The principal amount and interest rate on the Series M Debentures are subject to adjustment based on changes in the Israeli Consumer Price Index. The Series M Debentures have 7.3 years duration, and their principal amount will be repaid by the Company in six, non-equal payments, which are scheduled for June 30, 2021 through June 30, 2028. The trust indenture in favor of the Series M Debenture holders contains various financial covenants with which the Company is required to comply for so long as the Series M Debentures remain outstanding.

The Company effected the Offering pursuant to the foregoing shelf offering report and in accordance with the Company’s Israeli shelf prospectus filed with the ISA and TASE on July 29, 2015, the effectiveness of which was extended by the Company through July 29, 2018.

Midroog (an affiliate of Moody’s) has assigned a credit rating of Aa3/stable for the Company’s Series M Debentures for an aggregate offering amount of up to NIS 950 million, while Ma’alot (an affiliate of Standard & Poors) has assigned a credit rating of AA-/stable to the Series M Debentures, also for an aggregate offering amount of up to NIS 950 million.

Important Note re: Debenture Offering and Related Disclosures

The Offering of the Series M Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the Series M Debentures was not registered under the Securities Act, and the Series M Debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Report of Foreign Private Issuer on Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series M Debentures.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: February 16, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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